UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2014

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: August 6, 2014	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.

Interim Condensed Consolidated Financial Statements

June 30, 2014

Unaudited Interim Condensed Consolidated Financial Statements

Consolidated Earnings (Loss)	2

Consolidated Comprehensive Income (Loss)	3

Consolidated Changes in Shareholders’ Equity	4 to 5

Consolidated Cash Flows	6

Consolidated Balance Sheets	7

Notes to Interim Condensed Consolidated Financial Statements	8 to 18

Intertape Polymer Group Inc.

Consolidated Earnings (Loss)

Periods ended June 30,

(In thousands of US dollars, except per share amounts)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
	$	$	$	$
Revenue	202,925	193,462	402,873	390,157
Cost of sales	158,875	151,202	316,125	309,591

Gross profit	44,050	42,260	86,748	80,566

Selling, general and administrative expenses	20,561	20,208	39,541	43,167
Research expenses	1,667	1,589	3,741	3,191

	22,228	21,797	43,282	46,358

Operating profit before manufacturing facility closures, restructuring and other related charges	21,822	20,463	43,466	34,208

Manufacturing facility closures, restructuring and other related charges (Note 4)	1,020	924	2,404	28,125

Operating profit	20,802	19,539	41,062	6,083

Finance costs (Note 3)
Interest	864	1,846	1,695	3,599
Other expense	370	437	722	597

	1,234	2,283	2,417	4,196

Earnings before income tax expense (benefit)	19,568	17,256	38,645	1,887
Income tax expense (benefit) (Note 7)
Current	1,062	1,909	1,519	2,660
Deferred	6,392	226	13,378	(86)

	7,454	2,135	14,897	2,574

Net earnings (loss)	12,114	15,121	23,748	(687)

Earnings (loss) per share (Note 10)
Basic	0.20	0.25	0.39	(0.01)
Diluted	0.19	0.25	0.38	(0.01)

The accompanying notes are an integral part of the interim condensed consolidated financial statements. Note 3 presents additional information on consolidated earnings (loss).

Intertape Polymer Group Inc.

Consolidated Comprehensive Income (Loss)

Periods ended June 30,

(In thousands of US dollars)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
	$	$	$	$
Net earnings (loss)	12,114	15,121	23,748	(687)

Other comprehensive income (loss)
Change in cumulative translation adjustments and items that will be reclassified subsequently to net earnings (loss)	2,287	(2,272)	(379)	(4,266)

Comprehensive income (loss) for the period	14,401	12,849	23,369	(4,953)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Six months ended June 30, 2013

(In thousands of US dollars, except for number of common shares)

(Unaudited)

	Capital stock			Accumulated other comprehensive income (loss)
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Deficit	Total shareholders’ equity
		$	$	$	$	$

Balance as of December 31, 2012	59,625,039	351,702	16,386	3,208	(217,462)	153,834

Transactions with owners
Exercise of stock options (Note 10)	1,071,610	3,623				3,623
Excess tax benefit on exercised stock options		1,983				1,983
Stock-based compensation expense (Note 10)			290			290
Stock-based compensation expense credited to capital on options exercised (Note 10)		1,451	(1,451)			-
Dividends on common stock (Note 10)					(4,799)	(4,799)

	1,071,610	7,057	(1,161)		(4,799)	1,097

Net loss					(687)	(687)

Other comprehensive loss
Changes to cumulative translation adjustments				(4,266)		(4,266)

Comprehensive loss for the period				(4,266)	(687)	(4,953)

Balance as of June 30, 2013	60,696,649	358,759	15,225	(1,058)	(222,948)	149,978

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Six months ended June 30, 2014

(In thousands of US dollars, except for number of common shares)

(Unaudited)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Deficit	Total shareholders’ equity
		$	$	$	$	$
Balance as of December 31, 2013	60,776,649	359,201	20,497	(770)	(148,500)	230,428

Transactions with owners
Exercise of stock options (Note 10)	232,927	690				690
Excess tax benefit on exercised stock options		672	(672)			-
Excess tax benefit on outstanding stock options			(742)			(742)
Stock-based compensation expense (Note 10)			1,185			1,185
Stock-based compensation expense credited to capital on options exercised (Note 10)		238	(238)			-
Dividends on common stock (Note 10)					(9,714)	(9,714)

	232,927	1,600	(467)		(9,714)	(8,581)

Net earnings					23,748	23,748

Other comprehensive loss
Changes to cumulative translation adjustments				(379)		(379)

Comprehensive income for the period				(379)	23,748	23,369

Balance as of June 30, 2014	61,009,576	360,801	20,030	(1,149)	(134,466)	245,216

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Cash Flows

Periods ended June 30,

(In thousands of US dollars)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
	$	$	$	$
OPERATING ACTIVITIES
Net earnings (loss)	12,114	15,121	23,748	(687)
Adjustments to net earnings (loss)
Depreciation and amortization	6,673	6,816	12,692	13,909
Income tax expense	7,454	2,135	14,897	2,574
Interest expense	864	1,846	1,695	3,599
Charges in connection with manufacturing facility closures, restructuring and other related charges	(154)	24	109	23,319
Stock-based compensation expense (benefit)	982	880	(31)	2,720
Pension and other post-retirement benefits expense	703	758	1,423	1,519
(Gain) loss on foreign exchange	(21)	120	25	20
Other adjustments for non cash items	(170)	53	(21)	(61)
Income taxes paid, net	(545)	(544)	(607)	(70)
Contributions to defined benefit plans	(851)	(1,459)	(1,330)	(2,033)

Cash flows from operating activities before changes in working capital items	27,049	25,750	52,600	44,809

Changes in working capital items
Trade receivables	1,579	2,222	(12,536)	(9,764)
Inventories	(4,445)	(6,711)	(15,165)	(9,414)
Parts and supplies	(310)	(266)	(382)	(415)
Other current assets	1,242	(2,790)	462	278
Accounts payable and accrued liabilities	(6,817)	1,957	(2,224)	(1,834)
Provisions	(133)	(1,053)	277	2,573

	(8,884)	(6,641)	(29,568)	(18,576)

Cash flows from operating activities	18,165	19,109	23,032	26,233

INVESTING ACTIVITIES
Purchases of property, plant and equipment	(10,178)	(18,176)	(24,546)	(24,001)
Proceeds from disposals of property, plant and equipment	37	-	91	1,645
Other assets	294	363	295	427
Purchases of intangible assets	(185)	(71)	(335)	(71)

Cash flows from investing activities	(10,032)	(17,884)	(24,495)	(22,000)

FINANCING ACTIVITIES
Proceeds from long-term debt	39,724	40,233	79,157	51,320
Repayment of long-term debt	(44,050)	(33,338)	(64,761)	(46,169)
Payments of debt issue costs	-	(88)	-	(102)
Interest paid	(920)	(1,475)	(1,876)	(4,008)
Proceeds from exercise of stock options	690	2,377	690	3,662
Dividends paid	(4,927)	(4,799)	(9,802)	(4,799)

Cash flows from financing activities	(9,483)	2,910	3,408	(96)

Net increase (decrease) in cash	(1,350)	4,135	1,945	4,137
Effect of foreign exchange differences on cash	29	(112)	1	(209)
Cash, beginning of period	5,767	5,796	2,500	5,891

Cash, end of period	4,446	9,819	4,446	9,819

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As of

(In thousands of US dollars)

	June 30, 2014 (Unaudited)	December 31, 2013 (Audited)
	$	$
ASSETS
Current assets
Cash	4,446	2,500
Trade receivables	90,980	78,543
Inventories (Note 5)	109,415	94,319
Parts and supplies	13,871	13,574
Other current assets	12,610	13,085

	231,322	202,021
Property, plant and equipment (Note 6)	192,450	181,612
Intangible assets	1,574	1,597
Deferred tax assets	61,455	76,319
Other assets	3,509	3,650

Total assets	490,310	465,199

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	71,299	76,417
Provisions (Note 9)	644	1,865
Installments on long-term debt (Note 8)	8,184	8,703

	80,127	86,985
Long-term debt (Note 8)	136,763	121,111
Pension and other post-retirement benefits	21,638	21,545
Other liabilities	1,349	1,250
Provisions (Note 9)	5,217	3,880

	245,094	234,771

SHAREHOLDERS’ EQUITY
Capital stock (Note 10)	360,801	359,201
Contributed surplus (Note 10)	20,030	20,497
Deficit	(134,466)	(148,500)
Accumulated other comprehensive loss	(1,149)	(770)

	245,216	230,428

Total liabilities and shareholders’ equity	490,310	465,199

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2014

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

1 -	GENERAL BUSINESS DESCRIPTION

Intertape Polymer Group Inc. (the “Parent Company”), incorporated under the Canada Business Corporations Act, has its principal administrative offices in Montreal, Quebec, Canada and in Sarasota, Florida, U.S.A. The address of the Parent Company’s registered office is 800 Place Victoria, Suite 3700, Montreal, Québec H4Z 1E9, c/o Fasken Martineau. The Parent Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) in Canada.

The Parent Company and its subsidiaries (together referred to as the “Company”), develops, manufactures and sells a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use.

Intertape Polymer Group Inc. is the Company’s ultimate parent.

2 -	ACCOUNTING POLICIES

Basis of Presentation and Statement of Compliance

The unaudited interim condensed consolidated financial statements (“financial statements”) present the Company’s consolidated balance sheets as of June 30, 2014 and December 31, 2013, as well as its consolidated earnings (loss), comprehensive income (loss) and cash flows for the three and six months ended June 30, 2014 and 2013, and the changes in shareholders’ equity for the six months ended June 30, 2014 and 2013. These financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting and are expressed in United States (“US”) dollars. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed.

These financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. These adjustments are of a normal recurring nature.

These financial statements were authorized for issuance by the Company’s Board of Directors on August 5, 2014.

Critical Accounting Judgments, Estimates and Assumptions

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The judgments, estimates and assumptions applied in the financial statements, were the same as those applied in the Company’s most recent annual audited consolidated financial statements. The only exceptions are the estimate of the provision for income taxes which is determined in the financial statements using the estimated weighted average annual effective income tax rate applied to the earnings before income tax expense (benefit) of the interim period and the remeasurement of the defined benefit liability which is required at year-end. These financial statements and notes should be read in conjunction with the Company’s most recent annual audited consolidated financial statements.

New Standards and Interpretations Issued But Not Yet Effective

Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company. Management anticipates that all of the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:

Amended IAS 16 – Property, Plant and Equipment and Amended IAS 38 – Intangible Assets: Amended IAS 16 and IAS 38 were issued to clarify acceptable methods of depreciation and amortization. The new requirements are effective for annual periods beginning on or after January 1, 2016. Management has yet to assess the impact of these amendments on the Company’s consolidated financial statements.

IFRS 15 – Revenue from Contracts with Customers: IFRS 15 replaces IAS 18 – Revenue, IAS 11 – Construction Contracts and some revenue related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2017. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements.

IFRS 9 – Financial Instruments: The IASB aims to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9, the replacement standard. IFRS 9 introduces improvements which include a logical model for classification and measurement of financial assets, a single, forward-looking “expected loss” impairment model and a substantially-reformed approach to hedge accounting. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.

3 -	INFORMATION INCLUDED IN CONSOLIDATED EARNINGS (LOSS)

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
	$	$	$	$

Employee benefit expense
Wages, salaries and other short-term benefits	33,550	33,801	68,988	69,372
Stock-based compensation expense (benefit)	982	880	(31)	2,720
Pensions and other post-retirement benefits – defined benefit plans	729	786	1,475	1,575
Pensions and other post-retirement benefits – defined contribution plans	1,058	934	2,006	1,861

	36,319	36,401	72,438	75,528

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
	$	$	$	$
Finance costs - Interest
Interest on long-term debt	1,013	1,590	1,992	3,212
Amortization of debt issue costs on long-term debt	154	354	307	591
Interest capitalized to property, plant and equipment	(303)	(98)	(604)	(204)

	864	1,846	1,695	3,599

Finance costs - Other expense
Foreign exchange (gain) loss	(22)	120	26	21
Other finance costs, net	392	317	696	576

	370	437	722	597

Additional information
Depreciation of property, plant and equipment	6,499	6,645	12,340	13,563
Amortization of intangible assets	174	171	352	346
Amortization of other charges	-	5	-	10
Impairment (reversal) of long-term assets	(390)	168	(291)	22,092
Loss on disposal of property, plant and equipment	99	28	108	58

4 -	MANUFACTURING FACILITY CLOSURES, RESTRUCTURING, AND OTHER RELATED CHARGES

The following table describes the charges incurred by the Company in connection with its restructuring efforts, which are included in the Company’s consolidated earnings (loss) for the three and six months ended June 30, 2014 and 2013 under the caption manufacturing facility closures, restructuring and other related charges:

	Three months ended June 30, 2014			Six months ended June 30, 2014
	South Carolina project	Other projects	Total	South Carolina project	Other projects	Total
	$	$	$	$	$	$
Impairment (reversal) of property, plant and equipment	-	(390)	(390)	3	(294)	(291)
Impairment of parts and supplies	-	-	-	-	77	77
Equipment relocation	541	142	683	598	458	1,056
Write-down of inventories to net realizable value	-	31	31	5	54	59
Severance and other labor related costs	386	121	507	826	271	1,097
Idle facility costs	-	213	213	-	385	385
Other costs (reversals)	(24)	-	(24)	17	4	21

	903	117	1,020	1,449	955	2,404

	Three months ended June 30, 2013			Six months ended June 30, 2013
	South Carolina project	Other projects	Total	South Carolina project	Other projects	Total
	$	$	$	$	$	$

Impairment (reversal) of property, plant and equipment	24	(11)	13	22,213	(276)	21,937
Impairment (reversal) of parts and supplies	-	(31)	(31)	1,312	(31)	1,281
Equipment relocation	-	498	498	-	1,572	1,572
Reversal of write-down of inventories to net realizable value	-	(48)	(48)	-	(78)	(78)
Severance and other labor related costs	203	21	224	203	62	265
Environmental costs	-	-	-	2,522	-	2,522
Idle facility costs	-	200	200	-	533	533
Other costs	54	14	68	58	35	93

	281	643	924	26,308	1,817	28,125

On February 26, 2013, the Company announced its intention to relocate its Columbia, South Carolina manufacturing facility within the region in order to modernize facility operations and acquire state-of-the-art manufacturing equipment. The charges incurred are included in the tables above under South Carolina project.

In 2014 and 2013, the charges incurred in the table above under other projects are the incremental costs of the ongoing Richmond, Kentucky manufacturing facility closure, consolidation of the shrink film production from Truro, Nova Scotia to Tremonton, Utah and other small restructuring initiatives.

5 -	INVENTORIES

	June 30, 2014	December 31, 2013
	$	$
Raw materials	26,537	29,389
Work in process	24,611	18,206
Finished goods	58,267	46,724

	109,415	94,319

The amount of inventories recognized as an expense during the period is included in the statement of consolidated earnings (loss) under the caption cost of sales.

6 -	PROPERTY, PLANT AND EQUIPMENT

During the three and six months ended June 30, 2014, acquisitions of property, plant and equipment amounted to $10.2 million and $24.5 million, respectively ($18.2 million and $24.0 million for the three and six months ended June 30, 2013, respectively). During the three and six months ended June 30, 2014, the net book value of property, plant and equipment disposals amounted to $0.3 million for both periods (less than $0.1 million and $1.5 million for the three and six months ended June 30, 2013, respectively) and the loss on those disposals amounted to $0.1 million for both periods (less than $0.1 million loss for both the three and six months ended June 30, 2013).

On June 28, 2013, in connection with the relocation of the Columbia, South Carolina manufacturing facility, the Company purchased real estate including land and building of $11.3 million in Blythewood,

South Carolina. In the three months ended June 30, 2014, the purchased real estate including land and building and improvements thereon to prepare for its intended use were placed into service totalling $15.3 million.

As of June 30, 2014 and December 31, 2013, the Company had commitments to purchase machines and equipment totaling $10.7 million and $12.9 million, respectively.

During the three and six months ended June 30, 2014, there were no impairments or reversals of impairments, other than those disclosed in Note 4 and included in the statement of consolidated earnings (loss) under the caption manufacturing facility closures, restructuring and other related charges.

During the three and six months ended June 30, 2013, the Company recorded impairments on idle assets of $0.2 million and were included in the statement of consolidated earnings (loss) under the caption cost of sales and the statement of consolidated cash flows under the caption other adjustments for non-cash items. There were no reversals of impairments, other than those disclosed in Note 4 and included in the statement of consolidated earnings (loss) under the caption manufacturing facility closures, restructuring and other related charges.

7 -	INCOME TAXES

Income tax expense (benefit) is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. Amounts accrued for income tax expense (benefit) in one interim period may have to be adjusted in a subsequent interim period of the financial year if the estimate of the annual income tax rate changes. The effective tax rate for the three and six months ended June 30, 2014 was 38.1% and 38.5%, respectively (12.4% and 136% for the three and six months ended June 30, 2013, respectively). The increase in effective tax rate between the three months ended June 30, 2014 and 2013 was primarily due to the utilization of US deferred tax assets that were previously derecognized until the fourth quarter of 2013. This increase in the effective tax rate was partially offset by the impact of income tax expense recorded in the second quarter of 2013 for stock options exercised. The decrease in effective tax rate between the six months ended June 30, 2014 and 2013 is primarily due to the impact of income tax expense recorded during the first six months of 2013 for (i) stock options exercised and (ii) state income taxes assessed on taxable income which excluded certain manufacturing rationalization charges. These decreases were partially offset by an increase from the utilization of US deferred tax assets that were previously derecognized until the fourth quarter of 2013.

8 -	LONG-TERM DEBT

	June 30, 2014	December 31, 2013
	$	$
Asset-based loan facility (“ABL facility”) (1)	94,213	78,159
Real estate secured term loan (“Real Estate Loan”) (1)	13,531	14,278
Finance lease liabilities	28,044	26,468
Mortgage and other loans (1)	9,159	9,602
Equipment finance agreement advance fundings	-	1,307

	144,947	129,814
Less: Installments on long-term debt	8,184	8,703

	136,763	121,111

(1)	The ABL facility, Real Estate Loan and mortgage and other loans are presented net of unamortized related debt issue costs totalling $1.6 million ($1.9 million as of December 31, 2013).

As of June 30, 2014 and December 31, 2013, the effective interest rate on borrowings under the ABL facility was 3.02% and 2.89%, respectively.

The Company’s unused availability under the ABL facility as of June 30, 2014 and December 31, 2013 was $51.2 million and $47.8 million, respectively.

The ABL facility has one financial covenant, a fixed charge ratio of greater than or equal to 1.0 to 1.0. The financial covenant becomes effective only when unused availability drops below $25.0 million. A default under the ABL facility would be deemed a default under the Real Estate Loan, the secured debt equipment finance agreement noted below and the mortgage loan entered into in connection with the Company’s real estate purchase in Blythewood, South Carolina.

On August 14, 2012, the Company entered into a secured debt equipment finance agreement (the “Equipment Finance Agreement”). The Company entered into the final schedule on March 26, 2014. As of June 30, 2014 and December 31, 2013, advance fundings under the Equipment Finance Agreement, which are amounts funded and borrowed but not yet scheduled, were nil and $1.3 million, respectively. Advance fundings accrued interest at the 30-day LIBOR rate plus 200 basis points.

The Real Estate Loan contains two financial covenants, both of which are determined at the end of each fiscal month. The Company has been in compliance with these covenants since entering into the Real Estate Loan.

9 -	PROVISIONS AND CONTINGENT LIABILITIES

	Environmental	Restoration	Severance and other	Total
	$	$	$	$
Balance, December 31, 2013	2,518	1,674	1,553	5,745
Additional provisions	-	458	1,473	1,931
Amounts used	-	(563)	(635)	(1,198)
Amounts reversed	-	(592)	-	(592)
Net foreign exchange differences	-	(22)	(3)	(25)

Balance, June 30, 2014	2,518	955	2,388	5,861

Amount presented as current	-	-	644	644
Amount presented as non-current	2,518	955	1,744	5,217

Balance, June 30, 2014	2,518	955	2,388	5,861

In 2013, the Company began the process to relocate the Langley, British Columbia manufacturing facility to a new nearby location due to the expiration of the non-renewable lease in April 2014. As a result, in 2014, the Company recorded an additional restoration provision for the new location where the Company is obligated to restore the leased property to the same condition that existed at the time of the lease commencement date. In addition, the Company reversed a portion of the outstanding restoration provision of the existing facility based on actual costs incurred as of June 30, 2014. The reversal is included in the statement of consolidated earnings (loss) under the caption cost of sales and reduced depreciation and amortization. The carrying amounts of these obligations are based on management’s best estimate of the costs of the permanent removal of the Company’s manufacturing equipment used in these facilities.

Approximately $0.4 million of the additional provision recorded in the first quarter of 2014 in severance and other provisions is for an estimated amount relating to the prior Chief Financial Officer based on the employment letter agreements entered into on October 30, 2009 and November 17, 2009. The remainder of the additional provision recorded in severance and other provisions primarily relates to the Columbia, South Carolina manufacturing facility closure. Refer to Note 4 for more information.

On July 3, 2014, the Company’s former Chief Financial Officer filed a complaint with the Occupational Safety and Health Administration of the U.S. Department of Labor (“OSHA”) alleging certain violations by the Company related to the terms of his employment and his termination. The Company has filed with OSHA its response to the complaint. The Company believes that these allegations and claims are without merit and intends to vigorously defend them. Because the proceeding is currently in its initial stages, the Company is not currently able to predict the probability of a favorable or unfavorable outcome, or the amount of any possible loss in the event of an unfavorable outcome. Consequently, no material provision or liability has been recorded for these allegations and claims as of June 30, 2014.

The Company is also engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no amounts have been recorded as of June 30, 2014.

10 -	CAPITAL STOCK AND EARNINGS PER SHARE

Common Shares

The Company’s common shares outstanding as of June 30, 2014 and December 31, 2013 were 61,009,576 and 60,776,649, respectively.

Earnings (Loss) Per Share

The weighted average number of common shares outstanding for the three and six months ended June 30, 2014 and 2013 are as follows:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Basic	60,825,745	60,288,991	60,801,333	60,005,104
Effect of stock options	1,743,685	1,295,741	1,734,765	-

Diluted	62,569,430	61,584,732	62,536,098	60,005,104

For the three and six months ended June 30, 2014, the number of stock options that were anti-dilutive and not included in diluted earnings per share calculations were 1,118,633 for both periods (747,500 and 2,311,677 for the three and six months ended June 30, 2013, respectively).

Dividends

On February 6, 2014, the Company declared a cash dividend of $0.08 per common share on March 31, 2014 to shareholders of record at the close of business on March 19, 2014. The aggregate amount of this dividend payment was $4.9 million based on 60,776,649 shares of the Company’s common shares issued and outstanding as of March 19, 2014.

On May 7, 2014, the Company declared a cash dividend of $0.08 per common share paid on June 30, 2014 to shareholders of record at the close of business on June 17, 2014. The aggregate amount of this dividend payment was $4.9 million based on 60,951,976 shares of the Company’s common shares issued and outstanding as of June 17, 2014.

Stock Appreciation Rights

As of June 30, 2014, 1,004,655 Stock Appreciation Rights (“SARs”) were outstanding. The weighted average fair value per SAR outstanding was estimated as $4.22 using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

Expected life	4.0 years
Expected volatility	36%
Risk-free interest rate	1.35%
Expected dividends	4.33%
Stock price at grant date	CDN$7.56
Exercise price of awards	CDN$7.56
Stock price	CDN$11.84
Foreign exchange rate US to CDN	1.0666

Expected volatility was calculated by applying a weighted average of the daily closing price change on the TSX for a term commensurate with the expected life of each grant, with more weight placed on the more recent time periods.

During the three and six months ended June 30, 2014, less than $0.1 million of expense and $1.2 million of income is included under the caption selling, general and administrative expenses, respectively ($0.7 million and $2.4 million of expense for the three and six months ended June 30, 2013, respectively). The corresponding liability is recorded on the Company’s consolidated balance sheets respectively under the caption accounts payable and accrued liabilities for amounts vested and expected to vest in the next 12 months, and other liabilities for amounts expected to vest in greater than 12 months.

During the three and six months ended June 30, 2014, 41,250 SARs were exercised for both periods, at an exercise price of CDN$7.56 (12,500 at an exercise price of CDN$7.56 for both the three and six months ended June 30, 2013), resulting in cash payments of approximately $0.2 million for both periods (less than $0.1 million for both the three and six months ended June 30, 2013, subsequently paid in July 2013).

During the three and six months ended June 30, 2014, nil and 1,237,750 SARs were forfeited, respectively (30,000 SARs were forfeited for both the three and six months ended June 30, 2013).

Stock Options

During the three and six months ended June 30, 2014, 42,500 and 492,500 stock options were granted, respectively, at a weighted average exercise price of CDN$12.14 and CDN$12.51, respectively, and a weighted average fair value of $2.86 and $3.12, respectively (747,500 stock options were granted at a weighted average exercise price of CDN$12.04 and a fair value of $3.66 for both the three and six months ended June 30, 2013).

During the three and six months ended June 30, 2014 and 2013, the weighted average fair value of stock options granted was estimated using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Expected life	5.0 years	5.7 years	5.7 years	5.7 years
Expected volatility	37%	43%	38%	43%
Risk-free interest rate	1.62%	1.56%	1.75%	1.56%
Expected dividends	2.87%	2.75%	2.83%	2.75%
Stock price at grant date	CDN$12.14	CDN$12.04	CDN$12.51	CDN$12.04
Exercise price of awards	CDN$12.14	CDN$12.04	CDN$12.51	CDN$12.04
Foreign exchange rate US to CDN	1.0887	1.0348	1.1070	1.0348

Expected volatility was calculated by applying a weighted average of the daily closing price change on the TSX for a term commensurate with the expected life of each grant, with more weight placed on the more recent time periods.

During the three and six months ended June 30, 2014, 232,927 stock options were exercised for both periods, at a weighted average exercise price of CDN$3.22 (713,465 and 1,071,610 for the three and six months ended June 30, 2013, respectively, at a weighted average exercise price of CDN$3.39 and CDN$3.47, respectively), resulting in cash proceeds to the Company of $0.7 million for both periods ($2.4 million and $3.6 million for the three and six months ended June 30, 2013, respectively).

During the three and six months ended June 30, 2014, nil and 140,000 stock options expired or were forfeited, respectively (21,250 stock options were forfeited for both the three and six months ended June 30, 2013).

As of June 30, 2014, 2,383,750 stock options were outstanding. The weighted average exercise price and fair value at grant date per stock option outstanding as of June 30, 2014 was CDN$7.02 and $2.27, respectively.

Performance Share Unit Plan

On June 11, 2014, the Board of Directors of the Company adopted the Performance Share Unit (“PSU”) Plan. The purpose of the PSU Plan is to provide participants with a proprietary interest in the Company to (a) increase the incentives of those participants who share primary responsibility for the management, growth and protection of the business of the Company, (b) furnish an incentive to such participants to continue their services for the Company and (c) provide a means through which the Company may attract potential employees. The PSU Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award PSUs to eligible persons. A PSU, as defined by the Company’s PSU Plan, represents the right of a participant, once such PSU is earned and has vested in accordance with the PSU Plan, to receive the number of common shares of the Company underlying the PSU. Furthermore, a participant will receive a cash payment from the Company upon PSU settlement that is equivalent to the number of shares issued or delivered to the participant multiplied by the amount of cash dividends per share declared by the Company between date of grant and the third anniversary of the grant date. PSUs are net-settled to satisfy minimum statutory tax withholding requirements.

PSUs are expensed straight-line over their vesting period. The fair value of the PSU is based on the close price for the common shares of the Company on the TSX on the date of the grant adjusted for market-based performance conditions.

On June 11, 2014, 152,500 PSUs were granted. The PSUs are earned over a three year period with vesting at the third anniversary of the grant date. The number of shares earned can range from 0 to 150%

of the grant amount based on entity performance criteria, specifically the total shareholder return ranking versus a specified peer group of companies.

Deferred Share Unit Plan

On June 11, 2014, the Board of Directors of the Company adopted the Deferred Share Unit (“DSU”) Plan. The purpose of the DSU Plan is to provide participants with a form of compensation which promotes greater alignment of the interests of the participants and the shareholders of the Company in creating long-term shareholder value. The DSU Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award DSUs to any member of the Board of Directors of the Company that is not an executive officer or employee of the Company. A DSU, as defined by the Company’s DSU Plan, represents the right of a participant to receive a common share of the Company. Under the DSU Plan, each director is entitled to receive DSUs as a result of a grant and/or in lieu of cash for semi-annual directors’ fees. DSUs are settled when the director ceases to be a member of the Board of Directors of the Company. DSUs are net-settled to satisfy minimum statutory tax withholding requirements.

DSUs received as a result of a grant are expensed immediately. The fair value of DSUs is based on the close price for the common shares of the Company on the Toronto Stock Exchange on the date of the grant.

DSUs received in lieu of cash for directors’ fees are expensed as earned over the service period. The fair value of DSUs is based on the fair value of services rendered.

On June 11, 2014, 21,000 DSUs were granted.

Contributed Surplus

The activity for the three and six months ended June 30, 2014 in the consolidated changes in shareholders’ equity under the caption contributed surplus is detailed as follows:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
	$	$	$	$
Excess tax benefit on exercised stock options	(672)	-	(672)	-

Excess tax benefit on outstanding stock options	63	-	(742)	-

Stock-based compensation expense credited to capital on options exercised	(238)	(655)	(238)	(1,451)

Stock-based compensation expense
Stock options	489	225	761	290
Deferred share unit plan	378	-	378	-
Performance share unit plan	46	-	46	-

	913	225	1,185	290

Contributed surplus	66	(430)	(467)	(1,161)

11 -	RELATED PARTY TRANSACTIONS

In June 2014, the Company engaged with a relocation management company to facilitate the purchase of the newly appointed Chief Financial Officer’s home in Montreal, Quebec, Canada to assist in the relocation to Sarasota, FL, U.S.A. The Company provided funding to the relocation management company to purchase the home for $0.9 million. Upon the sale of the home, the Company will be reimbursed for the purchase funding. As of June 30, 2014 the home is for sale and included in the consolidated balance sheet under the caption other current assets.

12 -	COMMITMENTS AND CONTINGENIES

The Company entered into an agreement with various raw material suppliers to purchase minimum quantities of certain raw materials at fixed rates through December 2015 totaling approximately $8.5 million as of June 30, 2014. The Company is also required by the agreements to pay any storage costs incurred by the supplier in the event the Company delays shipment in excess of 30 days. In the event the Company defaults under the terms of the agreement, an arbitrator will determine fees and penalties due to the suppliers. Neither party shall be liable for failure to perform for reasons of Force Majeure as defined within the agreements. The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of the agreement.

The Company entered into agreements with various utility suppliers to fix certain energy costs through October 2017 for minimum amounts of consumption at several of its manufacturing facilities. The Company estimates that utility billings will total approximately $5.1 million over the term of the contracts based on the contracted fixed terms and current market rate assumptions. The Company is also required by the agreements to pay any difference between the fixed price agreed to with the utility and the sales amount received by the utility for resale to a third party if the Company fails to meet the minimum consumption required by the agreements. In the event of early termination the Company is required to pay the utilities the difference between the contracted amount and the current market value of the energy, adjusted for present value, of any future agreed upon minimum usage. Neither party shall be liable for failure to perform for reasons of Force Majeure as defined within the agreements. The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of the agreements.

13 -	POST REPORTING EVENTS

Adjusting Events

No adjusting events have occurred between the reporting date of these financial statements and the date of authorization.

Non-Adjusting Events

On July 7, 2014, the Company announced a normal course issuer bid effective July 10, 2014. In connection with this normal course issuer bid, the Company is entitled to repurchase for cancellation up to 2,000,000 of its 61,012,076 common shares issued and outstanding, representing 3.28% of the Company’s common shares issued and outstanding as of July 10, 2014. The normal course issuer bid will expire July 9, 2015. As of August 5, 2014, there were no repurchases.

On July 7, 2014, the Company’s Board of Directors approved a change in the quarterly dividend policy by increasing the dividend from $0.08 to $0.12 per share. Accordingly, on August 5, 2014, the Company declared a cash dividend of $0.12 per common share payable September 30, 2014 to shareholders of record at the close of business on September 15, 2014. The estimated amount of this dividend payment is $7.3 million based on 61,009,576 shares of the Company’s common shares issued and outstanding as of August 5, 2014.

Effective September 30, 2011, a defined benefit plan sponsored by the Company in Canada was wound-up. Pursuant to applicable legislation, benefits for this plan must be settled within the five-year period following the wind-up effective date. On July 16, 2014, the Company purchased an annuity to settle the majority of its obligation to plan participants. The remaining obligations are expected to be settled during the third quarter of 2014. The Company expects to recognize a settlement loss ranging from $2.0 to $2.5 million during the third quarter of 2014 resulting from the difference between the accounting liability and the cost to settle all obligations. The Company expects a minimal impact on its cash flows as a result of the settlement loss.

No other significant non-adjusting events have occurred between the reporting date of these financial statements and the date of authorization.

Form 52-109F2

Certification of Interim Filings

Full Certificate

I, Gregory A.C. Yull, Chief Executive Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify the following:

1.

Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the “Issuer”) for the interim period ended June 30, 2014.

2.

No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4.

Responsibility: The Issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52 - 109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.1 and 5.2, the Issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings:

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the Issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s Issuer’s GAAP.

5.1	Control framework: The control framework the Issuer’s other certifying officer(s) and I used to design the Issuer’s ICFR is the 1992 Internal Control – Integrated Framework

published by the Committee of Sponsoring Organization of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.

Reporting changes in ICFR: The Issuer has disclosed in the interim MD&A any change in the Issuer’s ICFR that occurred during the period beginning on April 1, 2014 and ended on June 30, 2014 that has materially affected, or is reasonably likely to materially affect, the Issuer’s ICFR.

DATED the 6th day of August, 2014.

By:	/s/ Gregory A.C. Yull

Gregory A.C. Yull
Chief Executive Officer

Form 52-109F2

Certification of Interim Filings

Full Certificate

I, Jeffrey Crystal, Chief Financial Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify the following:

1.

Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the “Issuer”) for the interim period ended June 30, 2014.

2.

No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4.

Responsibility: The Issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52 - 109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the Issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings:

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the Issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP.

5.1	Control framework: The control framework the Issuer’s other certifying officer(s) and I used to design the Issuer’s ICFR is the 1992 Internal Control – Integrated Framework

published by the Committee of Sponsoring Organization of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.

Reporting changes in ICFR: The Issuer has disclosed in the interim MD&A any change in the Issuer’s ICFR that occurred during the period beginning on April 1, 2014 and ended on June 30, 2014 that has materially affected, or is reasonably likely to materially affect, the Issuer’s ICFR.

DATED the 6th day of August, 2014.

By:	/s/ Jeffrey Crystal

Jeffrey Crystal
Chief Financial Officer